Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:

    Shore Gold Inc. announces year end results

    Stock Symbol: SGF: TSX

    SASKATOON, March 31 /CNW/ - Shore Gold Inc. ("Shore") reports that the audited results of Shore's operations for the year ended December 31, 2005 have been filed and may be viewed at www.sedar.com. A summary of key financial and operating results for the year are as follows:

    Highlights

    -   Merger between Shore and Kensington Resources Ltd. ("Kensington")
        announced on August 15, 2005 was completed October 28, 2005
    -   Voting arrangement among Shore/Kensington, Cameco Corporation
        ("Cameco") and UEM Inc. ("UEM") was announced on October 31, 2005 relating to the Fort  la Corne ("FALC") Property.
    -   A statement of claim was filed on February 6, 2006 which named
        Shore/Kensington, Cameco and UEM as defendants relating to the Voting
        Arrangement and dismissed on March 30, 2006.
    -   Announced a $44 million, thirty-month, pre-feasibility study on the
        Star Kimberlite Property
    -   Completed two equity financings during the year for gross proceeds of
        $236.7 million
    -   The first valuation of diamonds was released in the first quarter of
        2005, followed by a second valuation on March 20, 2006
    -   Working capital of $252.6 million at December 31, 2005
    -   Issued and outstanding shares of 170,515,424 at December 31, 2005

    Merger

    On August 15, 2005, Shore and Kensington announced their intentions to merge. The proposed arrangement, which was finalized on October 28, 2005, created a consolidated company that has a significant interest in most of the currently known Fort  la Corne kimberlites. Upon completion of the merger, the consolidated company holds a 100% interest in the Star Diamond Project and a 42.245% interest in the FALC Property.
    The merger was followed by a press release on October 31, 2005 announcing that Shore had entered into a voting arrangement with Cameco and UEM relating to the FALC Property whereby Cameco and UEM have agreed to vote with Shore on all operating decisions (excluding production decisions) to be made by the participants in the FALC Property over a term up to seven years in duration in exchange for $10 million. On February 6, 2006, De Beers Canada Exploration
Inc. issued a statement of claim for an injunction restraining Shore from interfering with the independent exercise of votes by Cameco or UEM under the
FALC Agreement and restraining Cameco and UEM from accepting voting instructions from Shore, and for damages against Shore for interference with economic relations and inducing breach of contract.
    The named defendants are contesting the claim and arguments by all parties were heard in The Court of Queen's Bench in Saskatoon, Saskatchewan on
March 16, 2006. A decision was given on March 30, 2006 which dismissed the claim.

    Star Diamond Pre-feasibility Program

    Shore's management was able to aggressively pursue its pre-feasibility study announced in May 2005. The announced $44 million, thirty-month, pre-
feasibility study includes the extraction of an additional 15,000 tonnes of kimberlite from the existing underground workings as well as 21,000 metres of
PQ drilling from surface and 17,000 metres of mini-bulk sampling large diameter (1.2 metre) drilling ("LDD"). The large diameter drilling is estimated to recover an additional 10,000 tonnes of kimberlite. The aim of the pre-feasibility study is to define a National Instrument 43-101 compliant
Mineral Reserve for the Star Diamond Property.

    Shore has made significant progress with respect to this study. As of
March 31, 2006 a total of 15,000 tonnes has been extracted and the valuation of diamonds recovered was released in March 2006. In addition, the original
21,000 metres and an additional 8,000 meters of PQ Drilling were completed as well as 3,600 metres of the LDD drilling.
    During the first quarter of 2005, Shore announced that a valuation report associated with the first 25,000 tonne bulk sample from the Star Diamond
Property had resulted in a modeled value of US$135 per carat. The results of a second valuation report that included diamonds recovered from a further 15,000 tonne bulk sample that forms part of the $44 million pre-feasibility study were released in March 2006. The second valuation exercise revalued the diamonds originally valued from the previous year together with the diamonds recovered from the additional bulk sample material and was successful in meeting its objective of increasing confidence in the modeled diamond values.

    Financing

    During 2005, the Company completed two public offerings, the first of which occurred in March whereby 21.2 million common shares were issued for gross proceeds of $116.6 million. The second offering occurred in November and saw the Company issue an additional 17.2 million shares for gross proceeds of
$120.1 million.
    To finance the business combination between Shore and Kensington, Shore issued an aggregate of 51.7 million common shares, representing 0.64 common shares for each issued and outstanding common share of Kensington to the former shareholders of Kensington as at October 28, 2005. An additional
6.9 million common shares were reserved for issuance pursuant to options, warrants and broker warrants held by the former security holders of
Kensington. The fair value of the common shares, options, and warrants issued on October 28, 2005 was approximately $291.7 million. Kensington's net identifiable assets at the time of the merger approximated $31 million and included $35 million in cash that will be used to fund exploration programs on the FALC Property.

    Year End Results

    For the year ended December 31, 2005, the Company recorded a net loss of
$8.5 million or $0.08 per share compared to a net loss of $1.5 million, or
$0.03 per share for 2004. The major differences between the year ended
December 31, 2004 and 2005 is predominately related to the fair-value of stock options expensed of approximately $9.0 million (2004 - $147,000) as well as a general increases in all categories of expenses. The increase in expenses, both cash and non-cash, have been significantly offset by a $3.1 million increase in interest income as a result of the Company having surplus cash invested after completing two financings during 2005.

    <<
    Selected financial highlights include:
    -------------------------------------------------------------------------
                                                      As at          As at
                                                  December 31,   December 31,
    Consolidated Balance Sheets                       2005           2004
    -------------------------------------------------------------------------
    Current assets                                $   267.4 M    $    29.6 M
    -------------------------------------------------------------------------
    Capital and other assets                          509.3 M         33.9 M
    -------------------------------------------------------------------------
    Current liabilities                                14.8 M          2.0 M
    -------------------------------------------------------------------------
    Future income tax liability                       147.6 M          0.0 M
    -------------------------------------------------------------------------
    Share capital                                     600.4 M         68.1 M
    -------------------------------------------------------------------------
    Contributed surplus                                31.0 M          1.9 M
    -------------------------------------------------------------------------
    Deficit                                            17.1 M          8.7 M
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                                                   Year Ended     Year Ended
                                                  December 31,   December 31,
    Consolidated Statements of Loss                   2005           2004
    -------------------------------------------------------------------------
    Interest Income                               $     3.3 M    $     0.2 M
    -------------------------------------------------------------------------
    Operating Expenses                                 12.3 M          2.0 M
    -------------------------------------------------------------------------
    Loss for the period before other items              9.0 M          1.8 M
    -------------------------------------------------------------------------
    Net loss for the period                             8.5 M          1.5 M
    -------------------------------------------------------------------------
    Loss per share                                       0.08           0.03
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
                                                   Year Ended     Year Ended
                                                  December 31,   December 31,
    Consolidated Statements of Cash Flows             2005           2004
    -------------------------------------------------------------------------
    Cash flows from operating activities          $    (0.3)M    $    (1.7)M
    -------------------------------------------------------------------------
    Cash flows from investing activities              (21.4)M        (18.0)M
    -------------------------------------------------------------------------
    Cash flows from financing activities              254.7 M         44.0 M
    -------------------------------------------------------------------------
    Net increase in cash                              233.0 M         24.3 M
    -------------------------------------------------------------------------
    Cash - beginning of period                         28.7 M          4.4 M
    -------------------------------------------------------------------------
    Cash - end of period                              261.7 M         28.7 M
    -------------------------------------------------------------------------

    Outlook

    As at March 27, 2006, the Company had approximately $247 million in cash and cash equivalents. This will be used to complete the pre-feasibility study announced in May 2005 and to undertake further programs on the Star Property once they are defined. The funds will also be used to fund the exploration and development of the FALC Property. The pre-feasibility study of the Star
Diamond Project will be conducted in order to determine the project viability under current economic conditions. This will entail the collection of additional exploration information, such as geological, geotechnical, geometallurgical, geochemical, assaying and other relevant information to delineate and define the Star Kimberlite, with a sufficient level of confidence, to estimate a Mineral Reserve conforming to National Instrument
43-101 and Canadian Institute of Mining, Metallurgy and Petroleum ("CIM")
standards. The balance of cash and cash equivalents will be used to fund various other exploration activities, acquisition and exploration of additional diamond properties as opportunities warrant and general corporate matters.

    Caution Regarding Forward-Looking Statements

    From time to time, Shore makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour"
provisions of the Ontario Securities Act and the United States Private
Securities Litigation Reform Act of 1995. Shore may make such statements in this press release, in other filings with Canadian regulators or the United
States Securities and Exchange Commission, in reports to shareholders or in other communications. These forward-looking statements include, among others, statements with respect to Shore's objectives for the ensuing year, our medium and long-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words "may,"
"could," "should," "would," "suspect," "outlook," "believe," "plan,"
"anticipate," "estimate," "expect," "intend," and words and expressions of similar import are intended to identify forward-looking statements. In particular, statements regarding Shore's future operations, future exploration and development activities or the anticipated results of Shore's pre-
feasibility study or other development plans contain forward-looking statements.
    All forward-looking statements and information are based on Shore's current beliefs as well as assumptions made by and information currently available to Shore concerning anticipated financial performance, business prospects, strategies, regulatory developments, development plans, exploration, development and mining activities and commitments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
    By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, developments in world diamond markets, changes in diamond valuations, risks relating to fluctuations in the Canadian dollar and other currencies relative to the US dollar, changes in exploration, development or mining plans due to exploration results and changing budget priorities of Shore or its joint venture partners;
the effects of competition in the markets in which Shore operates; the impact of changes in the laws and regulations regulating mining exploration and development; judicial or regulatory judgments and legal proceedings;
operational and infrastructure risks and the additional risks described in
Shore's most recently filed Annual Information Form, annual and interim MD&A and short form prospectus, and Shore's anticipation of and success in managing the foregoing risks.

    Shore cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Shore, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.
Shore does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Shore or on our behalf.

    >>
    %CIK: 0001283176

    /For further information: please contact: Mr. Kenneth MacNeill, Chief
Executive Officer and President, 300 - 224 4th Avenue South, Saskatoon, SK
S7K 5M5, PH: (306) 664-2202, FAX: (306) 664-7181 OR Mr. Harvey Bay, Chief
Financial Officer, 300 - 224 4th Avenue South, Saskatoon, SK S7K 5M5, PH:
(306) 664-2202, FAX: (306) 664-7181/
    (SGF.)

CO:  Shore Gold Inc.

CNW 13:28e 31-MAR-06